FORM 4 ___ Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)			UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol Phar-Mor, Inc. (PMOR)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) x Director x 10% Owner x Officer (give ____ Other (specify title below below) _______________________
(Last) (First) (Middle) Butler, Abbey J.	3. IRS or Social Security Number of Reporting Person (Voluntary)		4. Statement for Month/Year July/2001
			5. If Amendment, Date of Original (Month/Year)		Mr Butler is Co-Chairman and Co-CEO of Phar-Mor, Inc. Mr. Butler is also a controlling shareholder of Avatex Corporation, a 48% holder of Phar-Mor, Inc.'s common stock.
(Street) 20 Federal Plaza West
7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip) Youngstown Ohio 44501-0400	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficiary Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3.T ransaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Phar-Mor, Inc.		Code	V	Amount	(A) or (D)	Price

Common Stock	7/25/01	P		2,500	A	$1.00	6,282,168	By Avatex Corporation
Common Stock	7/30/01	P		10,000	A	$1.03	6,282,168	By Avatex Corporation
Common Stock	7/31/01	P		10,000	A	$1.03	6,282,168	By Avatex Corporation

 _________________

Reminder: Report on a seperate line for each class of securities benefiticially owned directly or indirectly.
* If the form is filed by more that one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date
(Month/ Day/ Year)
			4.Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/ Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares		# of Options owned
Stock Options	0.83	7/1/01	A	V			7/1/01	7/1/06	Common Stock	10,000		1,115,000	D

** International misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Abbey J. Butler August 10, 2001
                                                                                                                                                   Abbey J. Butler August 10, 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.